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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Pepsi Bottling Group, Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
713409100
(CUSIP Number)
12/31/06
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	713409100

1	NAMES OF REPORTING PERSONS: PepsiCo, Inc.,

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	IRS Identification No. 13-1584302

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		88,511,358

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		88,511,358

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	88,511,358

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	38.47%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
* See response to Item 4

Page 2 of 5 pages

Item 1.
     (a) Name of Issuer: The Pepsi Bottling Group, Inc.
     (b) Address of Issuer’s Principal Executive Offices:
          One Pepsi Way, Somers, New York 10589
Item 2.
     (a) Name of Person Filing:      PepsiCo, Inc.
     (b) Address of Principal Business Office or, if none, Residence: 700 Anderson Hill Road, Purchase, New York 10577
     (c) Citizenship:      North Carolina
     (d) Title of Class of Securities:      Common Stock, Par Value $.01 Per Share
     (e) CUSIP Number:      713409100
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) – (j) : Not applicable.
Item 4. Ownership.
     PepsiCo, Inc. owns 88,411,358 shares of common stock and 100,000 shares of Class B common stock of the Issuer. Each share of Class B common stock of the Issuer is entitled to 250 votes per share and is convertible into one share of common stock.
     (a) Amount beneficially owned: 88,511,358.
     (b)Percent of class: 38.47% of the total shares of common stock.
44.48% of the total voting power, based on 250 votes per share of Class B common stock.
     (c) Number of shares as to which the person has:
          (i) Sole power to vote or to direct the vote 88,511,358.
          (ii) Shared power to vote or to direct the vote 0.
          (iii) Sole power to dispose or to direct the disposition of 88,511,358.
          (iv) Shared power to dispose or to direct the disposition of 0.
Page 3 of 5 pages

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240. 13d-3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
     (a) The following certification shall be included if the statement is filed pursuant to §240.1 3d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     (b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Page 4 of 5 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

Date

/s/ Thomas H. Tamoney, Jr.
Signature

Thomas H. Tamoney, Jr.
Vice President, Deputy General Counsel and Assistant Secretary

Name/Title
Page 5 of 5 pages